UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Spartan Stores Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    846822104
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                February 14, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                             (b)  [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               28,988 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             25,673 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            28,988 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     25,673 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           55,661 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.27%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               755,648 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                    -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            755,648 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             755,648 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.68%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               70,749 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            70,749 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          70,749 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.34%

14 TYPE OF REPORTING PERSON*
         CO


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               120,047 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            120,047 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -----

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         120,047 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.59%

14 TYPE OF REPORTING PERSON*
         PN


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               51,057 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            51,057 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -----
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         51,057 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.25%

14 TYPE OF REPORTING PERSON*
         CO



Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Spartan Stores, Inc., 850 76th Street Southwest, Grand Rapids, MI. 49518.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC*, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4. Loeb's current position with respect to the Issuer is reflected in the following letter that was sent to the Issuer's Board of Directors.

Attention:  Board of Directors of Spartan Stores Inc.

Loeb Partners Corporation and affiliates own approximately 5.13% of Spartan Stores Inc. It is our belief that Spartan is facing a fork in the road with respect to the strategic direction of the company; Spartan can capitalize immediately on the fact that it is a prime acquisition candidate, or it can attempt to grow by expanding its small retail store base. In our view, and for a number of reasons, Spartan should engage an investment banker to maximize shareholder value by selling the company. We have asked Craig Sturken, the CEO of Spartan, to present the board with our viewpoint. He promised only that he would do so without intimating what the response will be. We are hopeful that the response will be to activate the above-mentioned process, as any other choice will likely result in the squandering of Spartan's free cash flow generation.

From  a  strategic  standpoint,   Spartan  has  a  state-of-the-art
distribution facility in Michigan, which would be attractive to large players in the industry looking to expand their reach in the state. Based upon our conversations with industry executives, Spartan's distribution business, in our opinion, would garner strong interest in a sale process. Spartan's base of 75 stores is greatly reduced as a result of the companies' successful efforts to restructure by eliminating lagging supermarkets. Again, based both upon discussions with industry executives and an examination of the asset profiles of large distribution companies in roughly the same geographic region, it is our opinion that certain large integrated distribution companies would evince interest in the totality of Spartan's assets. After all, it is only logical that large regional players would want to dominate Michigan by buying a well-operated, financially strong, company such as Spartan. It is only logical that shareholders would receive a premium for this value.

From a financial value
perspective, Spartan can provide upside to its shareholders as long as the free cash flow that the company is generating is not squandered in attempting a risky acquisition program. In fact, we think Spartan is undervalued right now. Under sound management, Spartan, by our estimation, will generate approximately $1.60 in free cash flow per share for the fiscal year 2005. While the free cash flow will most likely decline in fiscal year 2006 due to a slowdown in working capital cash generation, we nevertheless estimate $1.20 in free cash flow per share, implying a 13% yield on a current stock price of $9.30. Spartan's current stock price implies a 4.2 EV/EBITDA multiple using our 2006 EBITDA estimate of approximately $60 million and year-end net debt of $60 million. If one simply compares this multiple with the 5 to 6 times forward multiple of larger competitors such as Supervalu and Nash Finch, it is plain to see that Spartan is substantially undervalued, even adjusting for the greater size of the other players. The company has not indicated that it plans to pay a dividend or effect a self-tender, so we draw the conclusion that although the company continues to de-leverage, it has no plan to maximize shareholder value. Recent history is littered with examples of great difficulty in supermarket expansion. In fact, large distribution companies such as Nash Finch have only recently recovered from excessive expansion in the supermarket space; Nash Finch was forced to greatly reduce its retail store space in order to restructure in a profitable manner. Expanding in the supermarket space is a capital intensive proposition which can call for substantial renovation and maintenance capital expenditures. Witness the fact that approximately 65 to 70% of Spartan's projected fiscal year 05 capital expenditure program comes from the retail business. Why play Russian roulette with the fruits of the companies' well-engineered restructuring program? Why use a relatively secure free cash flow stream to finance risky bets on expanding a small base of supermarkets and discount stores? We congratulate management on turning the company around, but we urge the board to understand that the Food Distribution Industry isconsolidating and that irons must be struck when they are hot.

In speaking  with industry  executives,  we understand
that distribution and retail market assets are trading for approximately 5-7 and 6-8 multiples of EBITDA respectively. Applying a 6.5x multiple to our estimate for FY 2006 Distribution EBITDA and a paltry 4.5x to Retail EBITDA would produce a private market value of over $13 a share after subtracting our estimate of year end 2006 net debt. To arrive at anything near this satisfying per share value in a retail growth scenario, we needed to apply low discount rates to future cash flows, assuming that Spartan acquires $300,000,000 of supermarket revenue over the next three years at approximately 2% EBITDA margins. In our model, we gave this skilled management team credit with margin expansion in managing these acquired assets. While the details would require a longer letter than the one in front of you, we are ready to meet with the board and provide an explication of our math. Here is the bottom line: one must force the numbers in a discounted cash flow model to arrive at the same present value per share produced by a sale of the company to a strategic, or even financial partner. The restructuring is basically over, and the path we suggest is clear; a sale is a simple way to create substantial value for this company without suffering the vicissitudes of risky expansion in the face of the growing penetration of entities such as Wal-Mart Stores, Inc. which take care of their own distribution. Moving out of Michigan would entail great risk and might imperil our cash flow.

We are not in favor of contentious public battles with companies in which we have an ownership stake. We do not take public letters lightly. Further, we do not hesitate in again congratulating this management team in nursing this company back to health. We do, however, feel strongly that the company is in the fortunate position of a having one good and plausible option: a sale of the company to the highest bidder. We trust this board will perform its fiduciary duties with care and hire an advisor to immediately begin this process. The next phase is here. We are available to meet with the board and management at any time.



Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of February 8, 2005.

                                    Shares of Common Stock

Loeb Arbitrage Fund                           755,648
Loeb Partners Corporation*                     55,661
Loeb Offshore Fund Ltd.                        70,749
Loeb Marathon Fund LP                         120,047
Loeb Marathon Offshore Fund, Ltd.              51,057
                                            ----------
                                             1,052,162

The total shares of Common Stock constitutes 5.13% of the 20,516,000 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 25,673 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c)The following purchases of Common Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*
                              12-28-04        159              $5.82
                              12-29-04        735               6.08
                              12-30-04        798               6.28
                              12-31-04       1020               6.51
                              12-31-04        798               6.29
                              01-03-05       1470               6.50
                              01-04-05        350               6.36
                              01-13-05       1682               6.92
                              01-14-05       1198               7.01
                              01-14-05        109               6.38
                              01-18-05       2705               7.68
                              01-19-05       2705               7.68
                              01-20-05       3375               7.40
                              01-21-05       1682               7.49
                              01-24-05       1688               7.04
                              01-26-05        443               6.95
                              01-27-05       3209               7.41
                              01-28-05       4407               7.74
                              01-31-05       3186               7.98
                              02-01-05       3677               8.28
                              02-02-05       4814               8.65
                              02-03-05       2581               8.82
                              02-04-05       6710               9.01
                              02-07-05       2575               9.24
                              02-09-05       3378               8.92
                              02-10-05       1204               8.81
                              02-11-05       1051               8.85
                              02-15-05        167               9.30
                              02-16-05        288               9.26


Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund
                              12-28-04       1950             $5.820
                              12-29-04       8978              6.076
                              12-30-04       9747              6.283
                              12-31-04      12466              6.505
                              12-31-04       9747              6.286
                              01-03-05      17955              6.505
                              01-04-05       4275              6.364
                              01-13-05      20550              6.915
                              01-14-05      17678              7.014
                              01-14-05       1319              6.378
                              01-18-05      34086              7.678
                              01-19-05      34086              7.680
                              01-20-05      42625              7.398
                              01-21-05      21387              7.491
                              01-24-05      21312              7.045
                              01-26-05       5590              6.952
                              01-27-05      40543              7.408
                              01-28-05      55669              7.735
                              01-31-05      40238              7.983
                              02-01-05      46443              8.281
                              02-02-05      80039              8.653
                              02-03-05      33943              8.818
                              02-04-05      49889              9.011
                              02-07-05      62217              9.240
                              02-08-05      14217              9.168
                              02-09-05      47140              8.915
                              02-10-05      16596              8.810
                              02-11-05      14659              8.852
                              02-11-05        200              8.783
                              02-14-05      27147              9.341
                              02-14-05        409              9.174
                              02-15-05       2344              9.302
                              02-16-05       4027              9.259


Holder                            Date     Shares      Average Price
Loeb Offshore Fund
                              12-28-04        171              $5.82
                              12-29-04        787               6.08
                              12-30-04        855               6.28
                              12-31-04       1094               6.51
                              12-31-04        855               6.29
                              01-03-05       1575               6.50
                              01-04-05        375               6.36
                              01-13-05       1802               6.92
                              01-14-05       2124               7.01
                              01-14-05        115               6.38
                              01-18-05       3209               7.68
                              01-19-05       3209               7.68
                              01-20-05       4000               7.40
                              01-21-05       2006               7.49
                              01-24-05       2000               7.04
                              01-26-05        525               6.95
                              01-27-05       3805               7.41
                              01-28-05       5224               7.74
                              01-31-05       3776               7.98
                              02-01-05       4358               8.28
                              02-02-05       7378               8.65
                              02-03-05       3176               8.82
                              02-04-05       1750               9.01
                              02-07-05       8806               9.24
                              02-08-05       1482               9.16
                              02-09-05       4411               8.92
                              02-10-05       1571               8.81
                              02-11-05       1372               8.85
                              02-14-05       2370               9.34
                              02-14-05         36               9.17
                              02-15-05        219               9.30
                              02-16-05        377               9.26


Holder                            Date     Shares      Average Price
Loeb Marathon Fund            12-28-04        890              $5.82
                              12-29-04       4099               6.08
                              12-30-04       4988               6.28
                              12-31-04       4988               6.51
                              12-31-04       5771               6.29
                              01-03-05       8312               6.50
                              01-04-05       2969               6.36
                              01-05-05       5129               6.41
                              01-06-05        934               6.41
                              01-10-05       4398               6.21
                              01-11-05       1759               6.36
                              01-11-05      10628               6.37
                              01-12-05       1349               6.51
                              01-12-05      10528               6.37
                              01-13-05        222               6.92
                              01-14-05        900               7.01
                              01-14-05       8985               6.38
                              01-18-05       6425               7.68
                              01-19-05       6425               7.68
                              01-20-05       6428               7.40
                              01-21-05       4821               7.49
                              01-24-05       6046               7.04
                              01-25-05        844               7.06
                              01-26-05       4215               6.95
                              01-27-05      22458               7.41
                              02-01-05        779               8.28
                              02-02-05       1325               8.65
                              02-04-05        836               9.01
                              02-07-05       1045               9.24
                              02-08-05        226               9.16
                              02-09-05        787               8.92
                              02-10-05       5002               8.81
                              02-11-05       4432               8.85
                              02-14-05       4241               9.34
                              02-14-05         64               9.17
                              02-15-05        821               9.30
                              02-16-05        286               9.26


Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        12-28-04        630              $5.82
   Fund                       12-29-04       2901               6.08
                              12-30-04       2612               6.28
                              12-31-05       3949               6.51
                              12-31-04       2612               6.29
                              01-03-05       5688               6.50
                              01-04-05       2031               6.36
                              01-05-05       4871               6.41
                              01-06-05       3937               6.41
                              01-10-05       3102               6.21
                              01-11-05       1241               6.36
                              01-13-05       1581               6.91
                              01-14-05        500               7.01
                              01-18-05       3575               7.68
                              01-19-05       3575               7.68
                              01-20-05       3572               7.40
                              01-21-05       2679               7.49
                              01-24-05       3360               7.04
                              01-26-04       2342               6.95
                              02-01-05        332               8.28
                              02-01-05       1739               8.31
                              02-02-05        557               8.65
                              02-04-05        356               9.01
                              02-07-05        457               9.24
                              02-08-05         95               9.16
                              02-09-05        334               8.92
                              02-10-05       2128               8.81
                              02-11-05       1886               8.85
                              02-14-05       1804               9.34
                              02-14-05         26               9.17
                              02-15-05        349               9.26




                                     Sales of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          12-31-04        798              $6.28
                              01-19-05       2705               7.68

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           12-31-05       9747             $6.283
                              01-19-05      34086              7.678

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            12-31-05        855              $6.28
                              01-19-05       3209               7.68

Holder                            Date     Shares      Average Price
Loeb Marathon Fund            12-31-04       4988              $6.28
                              01-12-05      10628               6.37
                              01-14-05      10528               6.37
                              01-19-05       6425               7.68
                              02-01-05       1739               8.28

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        12-31-04       2612              $6.28
   Fund                       01-06-05       4871               6.41
                              01-19-05       3575               7.67
                              01-25-05        844               7.03
                              01-31-05       1984               7.93






--------------------
*Including 25,673 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2005                  Loeb Partners Corporation


                               By: /s/ Gideon J. King
                                   Executive Vice President

February 17, 2005                   Loeb Arbitrage Fund
                           By: Loeb Arbitrage Management, Inc., G.P.


                                By: /s/ Gideon J. King
                                        President

 February 17, 2005                   Loeb Offshore Fund Ltd.



                                By: /s/ Gideon J. King
                                                     Director

February 17, 2005                     Loeb Marathon Fund LP
                              By: Loeb Arbitrage Management, Inc., G.P.


                              By: /s/ Gideon J. King
                                      President

February 17, 2005                 Loeb Marathon Offshore Fund


                              By: /s/ Gideon J. King
                                      Director